UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☒ Soliciting Material under § 240.14a-12

SCIENTIFIC TECHNOLOGIES INCORPORATED

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Filed by Scientific Technologies Incorporated
Pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Scientific Technologies Incorporated
Commission File No. 0-12254

The following is a slide presentation presented to the employees of Scientific Technologies Incorporated in connection with certain proposed transactions.

Additional Information and Where to Find It
Scientific Technologies Incorporated ("**STI**" or the "**Company**") intends to file a proxy statement in connection with the proposed transactions, a copy of which will be mailed to the shareholders of STI. STI's Shareholders are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about the proposed transactions. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission (the "**SEC**") at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STI by going to STI's Investor Relations page on its corporate website at www.sti.com/financial/index.htm, by contacting STI in writing at 6550 Dumbarton Circle, Fremont, California 94555 or by calling STI at (510) 608-3400. In addition to the proxy statement, STI files annual, quarterly and current reports, proxy statements and other information with the SEC. A copy any such reports, statements or other information filed by the Company are available at the SEC public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

In addition, STI and its officers and directors may be deemed to be participants in the solicitation of proxies from STI's shareholders with respect to the proposed transactions. A description of any interests that STI's officers and directors have in the acquisition will be available in the proxy statement. Information concerning STI's directors and executive officers is set forth in STI's definitive proxy statement for its 2005 Annual Meeting of Shareholders filed with the SEC on April 25, 2005. Updated information about STI's directors and executive officers will be included in the proxy statement that STI intends to file in connection with this transaction.

OMRON
Sensing tomorrow™

Omron Corporation

Welcomes

Scientific Technologies, Inc

Employees

Overview

OMRON
Sensing tomorrow™

- A $5.7-billion, publicly-traded global company.
- A worldwide leader in industrial automation and controls.
- Accelerating business expansion of safety and advanced sensors.
- Strong presence in automotive, packaging and oil & gas sectors.
- Expanding focus in semiconductor industry.
- Broad sales and distribution in over 30 countries.
- Commitment to grow organically and through acquisitions.
- History of rapid new product introduction and technology development.
- Geographic expansion throughout the Americas, Europe and Asia.

2


Omron's Philosophy
Revitalizing corporate ideals and Omron's DNA, which have consistently remained central to Omron
Corporate Motto
≪ Corporate Motto ≫
At work for a better life, a better world for all.
≪ Management Philosophy ≫
Six guiding principles that embody the spirit of Omron's company motto.
・Offer maximum satisfaction to customers.
・Adopt a challenging spirit.
・Focus on gaining shareholder trust.
・Respect individuals.
・Become a responsible corporate citizen.
・Maintain corporate ethics while promoting corporate activities.
Corporate Ideals
Management Philosophy
People-oriented Management
DNA
Cultivation of Social Needs

The Omron Principles

OMRON
Sensing tomorrow™


Our Core Value
Working for the benefit of society
Management Philosophy
• Challenging ourselves to always do better
• Innovation driven by social needs
• Respect for humanity
Our Commitment
Our Precept
• Respect for individuality and diversity
• Maximum customer satisfaction
• Relationship-building with shareholders
• Awareness and practice of corporate citizenship
• Quality first
• Unceasing commitment to challenging ourselves
• Integrity and fairness
• Self-reliance and mutual respect

4

Overview

Omron's Profile

OMRON
Sensing tomorrow™

Business Inauguration	May 10, 1933 (incorporated in May 19, 1948)
Revenue	US$ 5,676 million (As of March 31, 2005)
Operating Profit	US$ 523 million (As of March 31, 2005)
Market Cap.	US$ 6,761 million (As of January 6, 2005)
Credit Rating	A1 (Moody's) AA- (R & I*)
Number of Employees	OMRON Group 25,091 OMRON Corporation 4,670 Japanese Subsidiaries 6,121 International Subsidiaries 14,300 (As of March 31,2005)

* Rating and Investment Information Inc., a Japanese leading credit rating agency
Foreign exchange rate is US$=\107.22 as of March 31, 2005

5

Major Businesses

OMRON
Sensing tomorrow™

Business	Business Description
Industrial Automation	Manufacture and sale of automation and control components for factory automation primarily
Electronic Components	Manufacture and sale of electronics components for home appliances, communications and mobile devices among other things
Automotive Electronics	Manufacture and sale of electronic components for automobiles
Social Systems	Manufacture, sale and services for public transportation (e.g., automated passenger gates) and traffic and road management systems
Healthcare Equipment	Manufacture and sale of medical devices such as digital blood pressure monitors
Others	Exploration of new businesses, businesses not included in above

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Revenue Mix
Others : New Business Development
Fiscal Year 2004
$0.3
$0.5
8%
$2.3
41%
$1.1
19%
Net Sales
$5.7 Billion
$0.6
11%
$0.9
17%
Industrial Automation Business
for Factory Automation
Healthcare Business
for Healthcare and Medical
Electronic Components Business
for Appliances and Communication
for Financial and Public
Transportation System
Automotive Electronic Components
for Automobiles
Industrial Automation represents 74% of operating income
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Industrial Automation Business

OMRON
Sensing tomorrow™



$2.3B Sales Fiscal Year 2004
($ in millions)
Sensors
Application Sensors, Photoelectric Sensors, Proximity Sensors.
Industrial Equipment
Power Supplies, Temperature Controllers, Control Relays, Timers, Switches.
System Equipment
PLCs, Inverters, Motion Controllers.
$630m
27%
$934m
40%
$770m
33%
Industrial Equipment
System Equipment
Sensors

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Fumio Tateisi, President
Industrial Automation Company



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Over 30 countries Served

Americas:
U.S.A., Canada,
Brazil, Mexico,
Latin America,

Europe:
Austria, Belgium,
Czech Republic,
Denmark, Finland,
France, Germany,
Hungary, Italy,
Netherlands, Norway,
Poland, Portugal,
Spain, Sweden,
Switzerland, Turkey,
U.K., Eastern Europe

Asia Pacific:
Hong Kong,
Mainland China,
Taiwan,
Indonesia,
Malaysia,
Australia,
Singapore,
India,
Thailand,
New Zealand,
Philippines,
Vietnam

250 Sales Offices

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Manufacturing Capabilities



USA
Japan
China
EU etc
Advanced
Advanced
Reasonably Priced
Customized Locally
Customized Locally
Customized Locally
Customized Locally
Customers

11

Mid-Term Target of Safety Business

OMRON
Sensing tomorrow™

Omron plans to make Safety Business growth dramatically


Application-oriented business
New requirements
FY07
FY04
Sales
Increase
Sensors and switches
Controllers
Year

12

STI/Omron Safety-Related Products

OMRON
Sensing tomorrow™


STI
•Long-range sensing distance light curtain
•Explosion-proof UL-rated light curtains
•Perimeter Access Guarding
•Safety Laser Scanner
•Safety Mats
•Process Safeguarding
•Hydraulic Press Brake Guarding
•Safety Integration Services
•Safety Network Controller
•Safety Interlock Switches
•Force Guided Relays
•Safety Monitoring Relays
•General Safety Light Curtains
Omron
•Safety Network Controller
•E-Stops/Pushbuttons
•Limit Switches

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